Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 29, 2008 which was adjourned to November 5, 2008 and reconvened on November 19, 2008. The following matters as presented below were voted upon by the Fund's stockholders.

Proposal One:

								  Withheld
						Affirmative	  Authority
Election of Kesop Yun-Class II Director
to serve until 2011 				18,237,639 	  640,493

Messrs. Ronaldo A. da Frota Nogueira, Julian Reid, Christopher Russell and Richard A. Silver continue to serve as Directors of the Fund.

Proposal Two:
To approve (a) the issuance of Fund shares at a price below net asset value in connection with a distribution of longterm and short-term capital gains payable in Fund shares (valued at the lower of market price or net asset value, but in no event at less than 95% of market price) or, at the election of the stockholder, in cash, (b) the issuance of Fund shares representing 20% or more of the Fund's pre-issuance outstanding voting power, and (c) the issuance of Fund shares to a substantial security holder of the Fund.

Proposal Two, which required the affirmative vote of the majority of outstanding shares (24,384,856 as of record date, September 4, 2008) of the Fund, did not have sufficient votes to be approved.

								   Broker
Affirmative 		Against 		Abstain 	  Non-votes

10,978,199 		1,872,486 		135,287 	  5,892,160